UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of August, 2007

Commission File Number 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500 Toronto, Ontario, Canada M5J 2T7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

Dated: August 16, 20
August 22, 2007

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the quarters ended June 30, 2007 and 2006. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2006 and Management’s Discussion and Analysis for the year ended December 31, 2006.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerance to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared with other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. Using the POWERSTACK™ MC250 the Model E7 and Model E8 AFC power generators were demonstrated, tested and sold during the year. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company owns a subsidiary in Vlasim, Czech Republic called Astris s.r.o. through its 100% ownership of holding company 2062540 Ontario Inc. Astris s.r.o. manufactures the anodes and cathodes for the Company’s fuel cells at this Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ on a demonstration basis for the E7 and E8 generators at its plant in Mississauga.

The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.;
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts).

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power;
o	accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the three months ended June 30, 2007

On June 5, 2007, the Company announced that it had executed a binding asset purchase agreement (“APA”) with MKU Canada Inc. (“MKU”), a corporation incorporated under the laws of Ontario, Canada, a wholly-owned subsidiary of Green Shelters Innovations Ltd. (“GSI”), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets.

This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share, for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

Immediately after closing, existing management would resign both as officers and directors of the Company.

Developments Subsequent to the three months ended June 30, 2007

On August 1, 2007 the Company announced that it had completed the sale of substantially all of its assets contemplated by the binding asset purchase agreement (“APA”) to MKU Canada Inc. (“MKU”).

This transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of over US$210,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share, for nominal consideration (which option the Company exercised); and (iv) forgiveness of a secured convertible promissory note for US$600,000.

Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007. Michael Liik will be the new President and CEO and Brian Clewes will be the new CFO.

The Company will be changing its name to Carthew Bay Technologies Inc.

Outlook

This Outlook section contains certain Forward-Looking Statements. By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1.

Given the sale of substantially all of the assets of the Company to MKU pursuant to the APA, the Company will look to utilize its publicly traded vehicle with remaining cash of approximately $3,000,000, no debt, and substantial tax loss carry forwards, with the sole intention of creating shareholder value. The Company intends to evaluate different proposals which may include merging or acquiring companies that may or may not be related to the fuel cell industry. The Company will continue to keep shareholders appraised through news releases and filings with the relevant Canadian and US securities commissions.

Financial Review

The following is a review of the key performance measurements from the income statement for the three months ended June 30, 2007 and June 30, 2006. These figures include the operations of the Company’s foreign subsidiary Astris s.r.o.

Revenue

For the quarter ended June 30, 2007, revenue from the sale of fuel cells and related products and contract work was $(3,361) compared with $13,101 for the same period in 2006. In 2007, sales amounted to $nil in Canada, $6,064 to the Czech Republic and $36,554 to the rest of the world. Sales of fuel cells and related products in 2006 amounted to $nil in Canada, $676 in the Czech Republic and $46,168 to the rest of the world.

Expenses

For the quarter ended June 30, 2007, expenses totaled $778,242 compared to $1,085,169, in the same period in 2006. The main decrease was the recognition of the Scientific Research and Development tax refund, a slight decrease in Research and Development expenses to $207,825 compared with $251,465 in 2006, due to the temporary slowdown in Research and Development activity as the Company waited for new financing, a decrease in General and Administration costs and professional fees offset by the non cash amortization of Deferred Debenture Financing costs and Derivative liability.

Net Loss for the quarter ended June 30, 2007

Astris reported a net loss of $781,603(a loss of $0.021 per share basic and diluted) for the quarter ended June 30, 2007 compared to a loss of $1,072,068 (a loss of $0.026 per share basic and diluted) for the quarter ended June 30, 2006. The decrease in the loss was due mainly to the recognition of the Research and Development tax credit.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table below)

Liquidity and Capital Resources

Astris had an operating cash flow of $274,676 in 2007 compared to a cash flow of $658,232 in 2006. The positive cash flows in 2007 were due to continued advances from Acme Global Inc., in anticipation of the acceptance of the asset purchase agreement while in 2006, the cash flows were the result of the issuance of the US$ Convertible Debentures.

At period end June 30, 2007, Astris had assets of $1,830,721 compared to the $1,907,793of assets in 2006.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2007		2006
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	48,131,669	11,205,002	37,906,569	10,030,096
-in exchange for consulting and
professional fees and expenses from
non-related parties	-	-	2,519,676	459,512

-in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	1,648,772	282,533
Conversion of advances payable	4,248,750	384,023	-	-
Conversion of US$ Convertible Debentures	899,280	29,567	-	-
Allocation for warrants to US Debenture holders	-	-	-	(622,119)
	6,986,762	565,006	4,168,448	119,926

as at June 30	55,118,431	11,770,008	42,075,017	10,150,022

Business Risks

Until the sale of substantially all of its assets Astris was a late-stage development company entering the pilot production phase, and there were a number of relevant business risks at that stage of development, and within the fuel cell industry generally, as outlined below.

The audited annual report of the Company states that the ability of the Company to continue as a going concern is in substantial doubt.

Whether the Company continues as a going concern is dependent upon the Company’s ability to raise additional capital, the successful commercialization of one or more of the Company’s research projects, and the attainment of profitable operations. The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

Ability to obtain additional capital, thereby resulting in curtailment or cessation of operations.

The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require at least US$10 million over the next three to five years to establish production and subsequently market the fuel cells and fuel cell products developed by the Company.  There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to fully implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced its pilot production since 2005, to validate its ability to produce its advanced fuel cell in large volume, leading to reduced costs. To date it has not achieved viable commercial production of fuel cells or fuel cell power products.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has some competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market opportunity and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility that operated during 2005. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995. Lack of finance has been a major obstacle to attempt to develop adequate manufacturing processes and capabilities.

Accidents involving the flammable fuels used with the products could impair their market acceptance.

The fuel cell products use hydrogen, which typically is generated from gaseous and liquid fuels such as propane, natural gas or methanol, in a process known as reforming. While the Company’s fuel cell products do not use these fuels in a combustion process, natural gas, propane and hydrogen are flammable fuels that could leak into a residence or commercial location and combust, if ignited by another source. Since the Company’s products have not yet gained widespread market acceptance, any accidents involving the Company’s systems, or other fuel cell-based products, could materially impede demand for the products. At present, the Company does not carry insurance to cover such accidents.

The Company’s products may from time to time contain design defects that are difficult to detect and correct.

Although the Company does not know of any existing design defects, there can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company’s products could result in loss of, or delay in, market acceptance of the Company’s products. Correcting such defects or flaws could require significant expenditures by the Company.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. However, these initial results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris dependence on attracting and retaining key personnel. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris and is the principal developer of Astris’ alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris’ technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company’s growth and potential profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to afford key person life insurance policies on any of its employees.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company hired Ardour Capital Investments in the fourth quarter 2005. The Company received U.S. $1,500,000 in debenture financing from a private investor early in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

The holders of the convertible debentures have the option of converting into shares of our common stock. The holders of the convertible debentures may also exercise their common share purchase warrants. If the convertible debentures are converted or the share purchase warrants are exercised, there will be dilution of your shares of our common stock.

The issuance of shares of our common stock upon conversion of the convertible debentures and upon exercise of the share purchase warrants will result in dilution to the interests of other holders of our common stock. The principal amount of the convertible debentures may be converted at the option of the holders into shares of our common stock at the lower of a fixed price of $.2483 per share or 90% of the lowest volume weighted average trading price per share for the 10 trading days prior to conversion, subject to adjustment pursuant to the anti-dilution provisions as set forth in the convertible debentures. Each convertible debenture and each share purchase warrant is subject to anti-dilution protection upon the occurrence of certain events. If, among other things, we offer, sell or otherwise dispose of or issue any of our common stock (or any equity, debt or other instrument that is at any time over its life convertible into or exchangeable for our common stock) at an effective price per share that is less than the conversion price of the convertible debenture or the exercise price of the share purchase warrant, the conversion price of the convertible debentures or the exercise price of the warrants will be reduced, depending on the number of shares of common stock that we issue at that lower price, to a price which is less than the conversion price or the exercise price.

If an event of default occurs under our convertible debentures, it could seriously harm our operations.

The debentures and related agreements contain numerous events of default which include:

•	failure to pay interest, principal payments or other fees when due;

•	breach by us of any material covenant or term or condition of the notes or any agreements made in connection therewith;

•	breach by us of any material representation or warranty made in the notes or in any agreements made in connection therewith;

•	default on any indebtedness exceeding, in the aggregate, $100,000, to which we or our subsidiaries are a party;

•	bankruptcy or insolvency proceeding instituted by or against us and not dismissed within 30 days;

•	common stock suspension from trading for 5 consecutive trading days; and

If we default on the debentures and the holder demands all payments due and payable, the cash required to pay such amounts would most likely come out of working capital, which may not be sufficient to repay the amounts due. In addition, since we rely on our working capital for our day to day operations, such a default on the note could materially adversely affect our business, operating results or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. Further, our obligations under the notes are secured by substantially all of our assets. Failure to fulfill our obligations under the notes and related agreements could lead to loss of these assets, which would be detrimental to our operations.

Any significant downward pressure on the price of our common stock as the debenture holders sell shares of our common stock could encourage short sales by others, subject to applicable securities laws.

In turn, sales of a substantial number of shares of our common stock by way of short sales could further depress the market price of our stock. In an ordinary or "uncovered" short sale, a selling stockholder causes his or her executing broker to borrow the shares to be delivered at the completion of the sale from another broker, subject to an agreement to return them upon request, thereby avoiding the need to deliver any shares actually owned by the short seller on the settlement date for the sale. Since the short seller does not own the shares that are sold, the short seller must subsequently purchase an equivalent number of shares in the market to complete or "cover" the transaction. The short seller will realize a profit if the market price of the shares declines after the time of the short sale, but will incur a loss if the market price rises and he or she is forced to buy the replacement shares at a higher price. Accordingly, a declining trend in the market price of our common stock may stimulate short sales.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock.

The F-3 registration statement was declared effective July 21, 2006. From that date, the selling security holders may convert their convertible debentures and exercise their share purchase warrants. As a result of such conversion or exercise, a substantial number of our shares of common stock may be issued and may be available for resale, which could have an adverse effect on the price of our common stock. To the extent any of the selling security holders convert any of their convertible debentures or exercise any of their share purchase warrants, and then resell the shares of common stock issued to them upon such conversion or exercise, as applicable, the price of our common stock may decrease due to the additional shares of common stock in the market.

Low market prices for our common stock could result in greater dilution to our stockholders, and could negatively impact our ability to convert the debt into equity.

The market price of our common stock significantly impacts the extent to which the Cornell debt is convertible into shares of our common stock. The lower the market price of our common stock as of the respective times of conversion, the more shares we will need to issue to Cornell to convert the principal and interest payments then due.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital.

Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new products, implement our marketing plans and continue our current operations. If the stock price declines, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations and as a result we may be forced to scale down or even cease our operations.

 SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended June 30, 2007	Three months ended Mar. 31, 2007	Three months ended Dec. 31, 2006	Three months ended Sept. 30, 2006	Total

(expressed in $Cdn)

Revenue	(3,361)	45,979	15,547	10,423	68,588

Expenses (gain)	778,242	481,828	(119,968)	538,247	1,678,349

(Net Loss)	(781,603)	(435,849)	135,515	(527,824)	(1,609,761)

(Loss per Common Share)	(0.021)	(0.009)	0.027	(0.011)	(0.014)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

Notice to Reader
Regarding the financial statements for the six months ended June 30, 2007 and 2006

The accompanying consolidated interim balance sheets of Astris Energi Inc. as at June 30, 2007 and the consolidated interim statements of operations and deficit and cash flows for the six months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2006 audited financial statements of Astris Energi Inc.

“Brian D. Clewes”
Chief Financial Officer
Mississauga, Canada
August 16, 2007

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)
	June 30,	December 31,	June 30,
	2007	2006	2006

Assets
Current
Cash and Short Term deposits	$296,757	$22,081	$686,089
Receivables	1,417	3,780	6,501
Prepaid expenses and deposits	121,166	140,205	120,905
Government Tax receivable	32,201	-	27,505
Inventory	-	32,127	-
	451,541	198,193	841,000
Deferred Debenture Financing Costs (Note 15)	750,386	959,787	585,930
Property, Plant & Equipment (Note 4)	550,891	580,110	565,996
Technology and Patent Costs(Note 4 and 16(a))	77,903	28,128	25,867

	$1,830,721	$1,766,218	$1,907,793

Liabilities
Current
Accounts payables and accrued liabilities	577,009	425,845	572,960
Advances payable	532,700	262,250	-
Unallocated government grants	271,733	-	-
Derivative liability	482,296	616,894	-
Deferred revenue	-	10,628	-
Current portion of obligation under capital lease	10,554	10,554	-
Advances from related parties	50,000		-
	1,924,292	1,326,171	572,960
Long Term
Obligation under capital lease	22,680	28,360	-
Deferred taxes	12,743	-	-
$Can Convertible Debenture @ 10% due April 9, 2009 (Note 10)	167,113	127,703	420,000
$US Convertible Debenture @ 10% due April 9, 2009 (Note 18)	429,835	337,205	1,672.500
	632,371	493,268	2,095,500

	2,556,664	1,819,439	2,665,460
Shareholders' Equity (Deficiency)
Share capital (Note 7(a))	11,770,009	11,205,002	10,150,022
Contributed surplus (Note 7(c))	5,183,490	5,183,490	5,141,715
Comprehensive income	(20,277)	-	-
Deficit	(17,659,165)	(16,441,713)	(16,049,404)
	(725,943)	(53,221)	(757,667)

	$1,830,721	$1,766,218	$1,907,793

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Interim Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)
	For the three months ended June 30, 2007		For the three months ended June 30, 2006	For the six months ended June 30, 2007	For the six months ended June 30, 2006
Revenues
Sales (Note 9)	$	(3,361)	$13,101	$42,618	59,945
Total		(3,361)	13,101	42,618	59,945

Expenses
Research and Development		157,410	203,171	365,236	454,636
Government R&D Earned		-		(247,822)
General and administrative		285,723	399,507	528,615	650,960
Net Option and warrant expense (Note 16(b))		-	328,040	-	423,219
Net currency gain		(120,860)	-	(120,860)	-
Professional fees		194,848	75,233	206,999	148,106
Interest		54,882	31,001	106,072	42,852
Debenture Financing Costs (Note 15)		189,233	31,459	378,477	31,059
Amortization of Long lived Assets (Note 3 and 16(a))		17,006	17,157	43,353	37,226
		778,242	1,085,168	1,260,070	1,788,058

Net loss for the period		(781,603)	(1,072,067)	(1,217,452)	(1,728,113)

Deficit, beginning of period		(16,877,562)	(14,977,337)	(16,441,713)	(14,321,291)

Deficit, end of period		$(17,659,165)	$(16,049,404)	$(17,659,165)	$(16,049,404)

Loss per common share, basic and diluted		$(0.015)	$(0.026)	$(0.023)	$(0.042)

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
	For the three months ended June 30, 2007	For the three months ended June 30, 2006	For the six months ended June 30, 2007	For the six months ended June 30, 2006

Operating
Loss for the period	$(781,603)	$(1,072,067)	$(1,217,452)	$(1,728,113)
Items not requiring cash
Depreciation and amortization of Capital Assets	17,006	17,157	43,353	37,226
Amortization of Debenture Financing costs	189,233	31,059	378,477	31,059
Consulting and professional fees paid in capital stock to non-related parties	-	312,831	-	459,512
Consulting fees paid in capital stock to related parties	-	62,500	151,415	282,533
Net Warrants and Options issued for services	-	328,040	-	423,219
Unrealized foreign currency gain	(112,643)	-	(139,097)	-
	-		-	-
Net change in non-cash working capital balances related to operations (Note 8)	513,833	(245,364)	483,598	(28,791)
	(174,175)	(565,844)	(299,706)	(523,355)
Investing
Purchase of property, plant and equipment	(36,701)	-	(36,701)	(4,500)
Deferred Financing costs for $US Convertible Debentures	-	(472,349)	-	(472,349)
Filing for Patent Protection	(50,000)	(6,182)	(50,455)	(14,064)
	(86,701)	(478,531)	(87,156)	(490,913)
Financing
Deferred taxes	(1,283)	-	12,743	-
Repayment of obligations under Capital Lease	( 2 ,866)	-	(5,680)	-
Proceeds from advances payable	526,874	-	654,475	-
Issuance of $US 10% Convertible Debentures	-	1,672,500	-	1,672,500
	522,725	1,675,500	661,538	1,672,500

Net increase (decrease) in cash during period	261,850	628,124	274,676	658,232

Cash, beginning of period	34,907	57,965	22,081	27,857

Cash, end of period	$296,757	$686,089	$296,757	$686,089

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

1.    DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has sold two E8 generators on a demonstration basis to a potential OEM and a potential reseller. There is no assurance that there will be future revenues from either party,

b)	Czech Republic Division

(i) Research and Development of fuel cells with a liquid electrolyte

This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) which amount was netted against the related expenses. Drawing of this grant is subject to a special audit report to be completed subsequently.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

The Company has incurred several years of losses. At June 30, 2007, the Company reported a deficit and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2007 and the unaudited interim consolidated statements of operations and deficit and cash flows for the six months ended June 30, 2007 and 2006, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2006. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. that holds all the outstanding shares of its foreign subsidiary, Astris s.r.o. All inter-company transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Prepaid Expenses and Deposits

A significant portion of prepaid expenses represent a 24 month prepayment, which began in September 2005, for services relating to filings on EDGAR in the United States.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in the operations of the year when impairment occurs.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when received and expensed when allocated to specific projects.

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Interest Rate Risks.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

Credit Risks and Deferred Revenue

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risks

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Derivative Instruments

The company issued Convertible Debentures as part of its financing activities. The Accounting for Convertible Debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. These sources prescribe when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. They also specify how financial instrument gains and losses are to be presented and define financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities and derivative contracts. Details of the Accounting for these Convertible Debentures as Derivative Instruments are included in Note 16.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases entered into by the Company as a lessee are classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership are classified as capital leases. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset’s fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

Asset Impairment

The Company has adopted CICA Handbook Section 3063, Impairment of Long-lived Assets. This standard establishes principles for the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. The standard outlines the impairment process and defines the impairment loss as being measured as the excess of the carrying value of the asset over its fair value. The evaluation is performed at the lowest level of a group of assets and liabilities with identifiable cash flows that are independent of those of other assets and liabilities.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

New Accounting Pronouncements

Comprehensive income and equity In 2005, the CICA released Handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards in addition to Section 1530. The Company does not expect the adoption of these standards to have a material effect on its consolidated results of operations or financial position.

Accounting changes In 2006, the CICA released Handbook Section 1506, “Accounting Changes,” effective for fiscal years beginning on or after January 1, 2007. The Section establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian Generally Accepted Accounting Principals or if it provides reliable and more relevant financial statement information. Voluntary changes in

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

4. PROPERTY, PLANT AND EQUIPMENT

	2007	2007	2007
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment

Land	128,940		128,940
Building	243,418	23,248	220,170
Machinery and Equipment	317,758	126,710	191,048
Furniture and Fixtures	38,198	27,465	10,733
Leasehold Improvements	10,939	10,939	-
	739,253	188,362	550,891

Technology and Patent Costs
Patents	80,846	2,943	77,903

	2006	2006	2006
	Cost	Accumulated Depreciation	Net Book Value
Property, Plant and Equipment

Land	128,940		128,940
Building	242,838	14,588	228,250
Machinery and Equipment	243,420	63,206	180,214
Furniture and Fixtures	38,198	9,606	28,592
Leasehold Improvements	10,939	10,939	-
	664,335	98,339	565,996

Technology and Patent Costs

Patents	27,204	1,337	25,867

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

5.    RELATED PARTY TRANSACTIONS AND BALANCES

(a) Amounts owing to Directors and Officers

	Position in	Purpose of
Entity	Company	Liability	Amount	Amount
			2007	2006

Anthony Durkacz	Director & Officer	Director's Fees	4,000	4,000
Fortius Research and Trading	Controlled by A.D	Consulting Fees	-	8,917
Michael Liik	Director	Director's Fees	4,000	4,000
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	33,333	28,500
Arthur Laudenslager	Director	Director's Fees	4,000	4,000
Brian Clewes	Director	Director's Fees	4,000	4,000
Jiri Nor	Director & Officer	Director's Fees	4,000	4,000
Jiri Nor	Director & Officer	Loan (Note 5c)	50,000	-
Macnor Corp	Controlled by J.N.	Consulting Fees	51,333	-
David Ramm	Director	Director's Fees	-	2,000
Gary Brandt	Director	Director's Fees	-	4,000
			154,666	63,417

(b) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:
	Position in
Entity	Company	2007	2006

Gary Brandt	Director	-	4,000
Brian Clewes	Director	36,588	4,000
Anthony Durkacz	Director & Officer	7,059	4,000
Fortius Research and Trading	Controlled by A.D	40,400	62,500
Arthur Laudenslager	Director	33,706	4,000
Liikfam Holdings Inc.	Controlled by M.L.	50,000	50,000
Macnor Corp re; Jiri Nor	Controlled by J.N.	80,000	80,000
Macnor Corp re; Peter Nor	Controlled by J.N.	48,000	48,000
Michael Liik	Director	34,941	4,000
Jiri Nor	Director & Officer	7,059	4,000
David Ramm	Director	-	2,000
Total		337,753	266,500

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

c)    Related Party Transactions

Advances from related parties were from Jiri Nor for a short period until sufficient cash is received. (Amount of $50,000 for 2007, nil - 2006 in included above.)

6.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $9,503,000. If unused, these tax losses will expire as follows:

2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	3,030,000
2016	1,052,000

In addition, the Company has non-deducted scientific research and development expenditures amounting to approximately $1,759,000 which have no expiry.

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

 Share capital consists of the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2007		2006
	Common Shares		Common Shares
	Number	$ Value	Number	$ Value

Issued as at January 1	48,131,669	11,205,002	37,906,569	10,030,096

issued during the period to June 30
- in exchange for consulting and
professional fees and expenses from
non-related parties	-	-	2,519,676	459,512
	-	-	-	-
- in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	1,648,772	282,533

- Conversion of advances payable	4,248,750	384,024
- Conversion of US$ Debenture	899,280	29,567

- Allocation of warrants for $US debenture holders	-	-	-	(622,119)

	6,986,762	565,007	4,168,448	119,926

Balance, as at June 30	55,118,431	11,770,009	42,075,017	10,150,022

The weighted average number of shares outstanding during 2007 is 52,462,760 and 2006 was 41,171,857. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(b) Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In the six months ended June 30, 2007, the Company issued 1,838,732 (2006- 1,351,620) shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		$ Value	Number
Name	Date	of Shares	of Shares	Services Performed

Liikfam Holdings	Mar 16	41,667	505,983	Finance/Consulting 4th quarter 2006
Jiri Nor	Mar 16	5,059	61,431	2007 Director’s Compensation
Arthur Laudenslager	Mar 16	32,103	389,845	2007 Director’s Compensation
Michael Liik	Mar 16	32,941	400,021	2007 Director’s Compensation
Brian Clewes	Mar 16	34,588	420,021	2007 Director’s Compensation
Anthony Durkacz	Mar 16	5,059	61,431	2007 Director’s Compensation

		151,416	1,838,732

c)	Contributed surplus consists of the following:

	2007	2006

Contributed Surplus, January 1	5,183,490	4,062,739

Option issued for Consulting & Professional Fees paid to
Non related parties	-	5,003

Warrants issued to non-related parties	-	260,731
Warrants issued to debenture holders	-	813,242
Contributed Surplus, June 30	5,183,490	5,141,715

d) Common stock issued for cash

For the six months ended June 30, 2007 and 2006, there were no shares issued for cash.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS(continued)

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

(i)	Stock options granted:

During the six months ended June 30, 2006 the Company issued an option for 50,000 shares at a strike price of $US .014 expiring January 16, 2009 to an outside consultant.

(ii)	Stock Options exercise:

For the six months ended, June 30, 2007 and 2006, no stock options were exercised.

(iii)	Stock options expired or forfeited (see table in (e) (v))

(iv)	Stock option valuation:

When stock options are granted, they are valued using the Black-Scholes option pricing model with numerical assumptions of the following factors: risk-free interest rate, expected life, expected volatility, the closing rate of exchange on the issue date and no dividends.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS(continued)

(v) Summary Table

Weighted
Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, January 1, 2007	3,818,840	0.24
Granted	nil	nil
Exercised	nil	nil
Forfeited or Expired	nil	nil
Balance, June 30, 2007	3,818,840	0.25

f) Common share purchase warrants

15,467,810 warrants were outstanding as at June 30th, 2007 as follows:
	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Shelley Blechman	July 17, 2002	July 17, 2007	100,000	U.S. $0.50
661399 Ontario Inc.	Nov 1, 2002	Nov 1, 2007	50,000	U.S. $0.50
661399 Ontario Inc.	Nov 30, 2002	Nov 30, 2007	450,000	U.S.$ 0.50
Belcor Development Corp	Oct 1, 2004	Sept 30, 2007	88,900	U.S. $0.90
Belcor Development Trust	Oct 1, 2004	Sept 30, 2007	88,900	U.S. $0.90
Philip Patterson	Oct 8, 2004	Sept 30, 2007	20,000	U.S. $0.90
Belcor Development Corporation	Dec 3, 2004	Dec 3, 2007	166,700	U.S. $0.60
Liikfam Holdings Inc.	Dec 9, 2004	Dec 9, 2007	500,000	U.S. $0.37
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliot Goldstein	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
Matthew Chipman	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar 15, 2006	Mar 15, 2009	500,000	U.S. $0.19
Belcor Development Trust	Mar 24, 2006	Mar 22, 2009	88,900	U.S. $0.19
Belcor Development Corporation	Mar 24, 2006	Mar 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr 12, 2009	1,500,000	U.S. $0.19
Ardour Capital Investments LLP	Apr 10, 2006	Apr 9, 2009	185,000	U.S. $0.27
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	600,000	U.S. $0.20

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	366,700	U.S. $0.19
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	19,300	U.S. $0.19
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	151,988	U.S. $0.20
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	5,428	U.S. $0.20
Acme Global Inc.	Apr 10, 2006	Apr 9, 2009	229,187	U.S. $0.30
Old Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	12,063	U.S. $0.30
			15,467,810

8.	CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:
Net change in non-cash operating working capital	For the three months ended June 30, 2007	For the three months ended June 30, 2006	For the six months ended June 30, 2007	For the six months ended June 30, 2006

Decrease (increase) in receivables	$(1,417)	$(6,501)	$2,363	$107,799
Decrease (increase) in prepaid expenses	8,809	35,189	19,039	47,604
Decrease (increase) in investment tax credits refundable	59,698	-	-	-
Decrease (increase) in government receivables	(41,949)	(5,812)	(32,201)	14,333
Decrease (increase) in inventory	3,000	-	32,127	13,657
Increase (decrease) in unallocated gov’t grants	271,733	-	271,733	-
Increase (decrease) in payables and accruals	194,586	(215,422)	151,164	(194,328)
Increase (decrease) in Advances from related parties	30,000	(50,000)	50,000	-
Increase (decrease) in deferred revenue	(10,628)	(2,818)	(10,628)	(17,856)
	$513,833	$(245,364)	$483,598	$(28,791)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

9.	SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Most of the Company’s long term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2007	2006

Canada	$2,153	$698
United States	40,465	51,693
Rest of World	-	7,554
	$42,618	$59,945

10.	CAN $420,000 CONVERTIBLE DEBENTURE RENEGOTIATED

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a Can$420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt when due and has negotiated a new convertible debt agreement. The $Canadian convertible debentures now have the same terms and conditions as the $US debentures on a pari passu basis and are due on April 9, 2009. (See Note 16 (b))

11.	COMMITMENTS

The Company has an operating lease for office and laboratory space The lease has expired and the Company is now on a month to month lease.

12.	COMPARATIVE FIGURES

 Certain comparative figures have been reclassified to conform to the current year’s presentation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

13. STATEMENT OF EQUITY

   The Statement of Equity from January 1, 1995 to the present is as follows:

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, January 1, 1995	5,000,000	$558,927	$ -	($ 628,162)	($ 69,235)
To purchase Astris Inc at
December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of
warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of
warrants	174,850	175	-	-	175
Issued in exchange for
outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related
Parties	62,500	10,500	-	-	10,500
Consulting fees to non-related
parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-		50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for	1,110,078	277,519	-	-	277,519
outstanding liabilities
Loss for the year	-	-	-	(35,580)	(35,580)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non- employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892

Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of s.r.o.	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

13. STATEMENT OF EQUITY (continued)

				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($288,456)
Consulting fees to non-related parties	2,925,114	496,393	-	-	496,393
Consulting fees to related parties	2,616,311	374,533	-	-	374,533
Net warrant/option expense	-	-	1,120,751	-	1,120,751
Conversion of $CDN Convertible Debentures	275,998	20,740	-	-	-
Conversion of $US Convertible Debentures	4,407,677	283,240	-	-	451,854

Loss for the Year	-	-	-	($1,728,113)	($1,728,113)

Balance December 31, 2006	48,131,669	$11,205,002	$5,183,490	($16,441,713)	($ 53,221)

Consulting fees to non-related parties	1,838,731	151,415			151,415
Conversion of $US Convertible Debentures	899,281	29,568			29,568
Conversion of Advances payable	4,248,750	384,024			384,024
Recognition of Comprehensive income				(20,277)	(20,277)
Loss for the period				($ 1,217,452)	($ 1,217,452)

Balance June 30th, 2007	55,118,431	$11,770,009	$5,183,490	($ 17,659,165)	($ 725,943)

14.  PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING
PRINCIPLES

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at March 31, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant and equipment and contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are commonly called “fixed assets.” There is a difference between U.S. GAAP and Canadian GAAP with respect to terminology. Under U.S. GAAP, contributed surplus is referred to as “additional paid in capital”.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

16.	CONVERTIBLE DEBENTURES

(a) $1,500,000 USD Convertible Debentures

On April 10, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with Cornell Capital Partners, LP, referred to as the “Investor”. The Agreement provides for the sale by the Company to the Investor of Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $1,740,002 ($1,500,000 USD) (“Principal Amount”). The Principal Amount was funded by the Investor in two tranches $870,001 ($750,000 USD) on April 18, 2006, and $870,001 ($750,000 USD) in June, 2006 based upon satisfaction of the following conditions: two business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement with the United States Securities and Exchange Commission (the “SEC”). The Debenture matures April 9, 2009, bears interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share.

The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock of the Company during the ten trading days immediately preceding the conversion date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

16.	CONVERTIBLE DEBENTURES (Continued)

(a) $1,500,000 USD Convertible Debentures (Continued)

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in an unrealized gain or loss and recorded in the income statement as a component of the consolidated statements of operations. The estimated fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial three year term. The initial fair value of the embedded derivative totalled $1,395,227 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of June 30, 2007, the unaccreted debt discount totalled $875,279 which $244,266 had been accreted for the period ended June 30, 2007.

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $714,819 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of June 30, 2007, the unamortized financing cost totalled $379,251 which $105,834 had been amortized for the period ended June 30, 2007.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

16.	CONVERTIBLE DEBENTURES (Continued)

(b) $420,000 Convertible Debenture

On May 30, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with eighteen investors referred to as the “Investors” The Agreement provides for the sale by the Company to the Investors of a Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $420,000 (“Principal Amount”). The Debenture matures April 9, 2009, bear interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investors also received common stock purchase warrants (the “Warrants”) to purchase (i) 253,312 shares of the Company's common stock at an exercise price of $.30 per share (ii) 151,998 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 405,300 shares of the Company's common stock at an exercise price of $.19 per share. The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock during the ten trading days immediately preceding the Conversion Date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The Warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in either an unrealized gain or loss and recorded in the income statement as a component of the Statement of Operations. The estimated fair value of the derivative liability has been determined using Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial 3 year term. The initial fair value of the embedded derivative totalled $311,211 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of June 30, 2007, the unaccreted debt discount totalled $212,885 which $59,412 had been accreted for the year ended June 30, 2007.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

16.	CONVERTIBLE DEBENTURES (Continued)

(b) $420,000 Convertible Debentures (Continued)

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair valued and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $106,559 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using an effective interest method. As of June 30, 2007, the unamortized financing cost totalled $64,878 which $18,102 had been amortized for the period ended June 30, 2007.

17.	ADVANCES PAYABLE

The Company has received advances of CDN $384,024 (U.S. $339,900) to fund working capital during a due diligence exclusivity period related to the transaction described in note 18. If the transaction is not consummated during the exclusivity period, the advances are to be converted into common stock of the Company at U.S. $0.08 per share. As the transaction was not completed within the exclusivity period, the total advances payable of U.S. $339,900 were converted into 4,248,750 shares of common stock of the Company.

18.	SUBSEQUENT EVENTS

On August 1, 2007, the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company which is a wholly owned subsidiary of MKU Cyprus Ltd., formerly referred to as Green Shelters Innovations Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) approximately US$3.1 Million in cash: ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 of accrued interest: iii) an option for Astris to purchase for nominal consideration ($1.00) 4,248,750 shares recently acquired by ACME Global Inc. for US$.08 per share (see Note 17): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000. The Company has exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007. Peter Nor has resigned as an officer of the Company effective July 31, 2007. Director Michael Liik will become the new interim President & CEO and Director Brian Clewes will be the new interim CFO, Secretary & Treasurer of the Company.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2007 and 2006

In addition, subject to regulatory approval, the company will be changing its name to Carthew Bay Technologies Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ASTRIS ENERGI INC. n/k/a Carthew Bay Technologies Inc. (Registrant)

Dated: August 22, 2007	By:	/s/ Michael Liik
Michael Liik, President and CEO

ASTRIS ENERGI INC. n/k/a Carthew Bay Technologies Inc. (Registrant)

Dated: August 22, 2007	By:	/s/ Brian Clewes
Brian Clewes, CFO, Secretary and Treasurer